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                                                                EXHIBIT NO. 99.1

     ALTAREX ANNOUNCES RESIGNATION OF CHAIRMAN AND CHIEF SCIENTIFIC OFFICER

WALTHAM, Mass., July 19 /CNW/ -- AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK) announced today that Dr. Antoine Noujaim has resigned as Chairman, Director, and Chief Scientific Officer of the Company in order to pursue other opportunities. The Company expressed its gratitude to Dr. Noujaim for his long service to AltaRex and wished him well in his new endeavours.

(Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTERXLOGO)

Jacques R. Lapointe, the Company's Vice-Chairman, has been appointed Chairman, effective immediately. The Company does not intend to appoint a Chief Scientific Officer at this time.

Additional information about AltaRex research and development, clinical trials, news and events can be found on the Company website www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances, such as the alliance in Northern Europe that the Company is seeking, on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA or other regulatory authorities will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

FOR FURTHER INFORMATION

Trudy Chimko, Human Resources & Corporate Communications of AltaRex Corp., +1-781-672-0138, investor@altarex.com